Global Indemnity plc

c/o Global Indemnity Group, Inc.

Three Bala Plaza East, Suite 300

Bala Cynwyd, Pennsylvania 19004

(610) 664-1500

                         July 13, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request
Global Indemnity plc
Registration Statement on Form S-3
(File No. 333-205451)

Dear Mr. Riedler:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Global Indemnity plc (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-205451) (the “Registration Statement”) be accelerated so that it will become effective no later than 9:00 a.m., Washington, D.C. time, on Wednesday, July 15, 2015, or as soon thereafter as practicable.

The Company confirms that:

(i)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5527 and that such effectiveness also be confirmed in writing.

Please contact the undersigned at (610) 664-1500 if there are any questions regarding this matter.

[Signature Page Follows]

Sincerely, GLOBAL INDEMNITY PLC

By:	/s/ Thomas M. McGeehan
Name: Thomas M. McGeehan Title: Chief Financial Officer

cc:	Tara Keating Brooks — Securities and Exchange Commission
Amr Razzak — Skadden, Arps, Slate, Meagher & Flom LLP
Gregg Noel — Skadden, Arps, Slate, Meagher & Flom LLP
Jonathan Ko — Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Acceleration Request Letter (Form S-3)]